19003359

SEC Mail Processing Section

MAR 05 2019

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16400 Dallas Parkway Suite 300
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Rivera — 214-217-7754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason Rivera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACC Securities, LLC, as of December, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Texas
County of Dallas

This instrument was acknowledged before me this 19th day of February, 2019 by

Jason Rivera who is personally known to me.

MARTHA GRIZZEL
MY COMMISSION EXPIRES
JUNE 6, 2020
NOTARY ID: 11995488

Signature of Notary Public

Martha Grizzel
Name of Notary Typed
Notary Public, State of Texas
My Commission Expires: June 6, 2020

ACC SECURITIES, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the year ended December 31, 2018

ACC SECURITIES, LLC

Table of Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
ACC Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACC Securities LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of ACC Securities LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACC Securities LLC's management. Our responsibility is to express an opinion on ACC Securities LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACC Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I & II on the pages 8-10 has been subjected to audit procedures performed in conjunction with the audit of ACC Securities LLC financial statements. The supplemental information is the responsibility of ACC Securities LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as ACC Securities LLC's auditor since 2019.

Sugar Land, Texas

Feb 25, 2019

ACC SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 14,832
Prepaid expenses	6,868
Total Assets	$ 21,700

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 500
Related party payable	9,633
Total Liabilities	10,133
Members' equity	11,567
Total Liabilities and Members' Equity	$ 21,700

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Commission and fees	$ 0
	0
Expenses	
Assessment and fees	2,090
Registration	1,170
Consulting	8,426
Insurance	533
Bank Charges	63
Office expenses	900
Rent	3,744
Professional fees	8,000
Telephone	324
Utilities	312
Total Expenses	25,562
Net Income (Loss)	$ (25,562)

The accompanying notes are an integral part of these Financial Statements

ACC SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

Balance at December 31, 2017	$ 37,129
Member contributions in cash	--
Member distributions in cash	--
Net Income (Loss)	(25,562)
Balance at December 31, 2018	**$ 11,567**

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net Income (Loss)	$ (25,562)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in accounts payable	500
Increase in related party payable	5,964
Increase in prepaid expenses	(4,425)
Net cash provided (used) by operating activities	(23,523)
Cash flows from investing activities	
Net cash provided (used) by financing activities	--
Cash flows from financing activities	
Capital contributions	--
Capital distributions	--
Net cash provided (used) by financing activities	--
Net increase (decrease) in cash	(23,523)
Cash at beginning of year	40,798
Cash at end of year	$ 17,275
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Notes to Financial Statements
December 31, 2018

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of ACC Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a multi-member Texas limited liability company, which was formed on September 10, 2010.

Organization

The Company, jointly-owned by ALLCAPCORP, LTD. CO. and Matadero, LLC (collectively referred to as the "Members"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is operating as a placement agent in private securities transactions between issuers and/or accredited institution(s)/qualified institutional buyers (QIB). The Company does not carry any margin accounts and does not hold funds or securities for customers. The Members make capital contributions as necessary to cover any regular operating or regulatory requirements.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a multi-member limited liability company.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years and has determined there is no impact to the Company's financial statements as of December 31, 2018.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to four years from the date the return is due including extensions.

Revenue Recognition

The Company earns selling commissions on the sale/placement of privately-held securities between an issuer and institutional investors or between two (2) institutional investors. Selling commissions are reflected in the period in which assets are raised for the selling issuer or selling institutional investor.

The Company accrues interest on its investments in the period when earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

At December 31, 2018, the Company had an amount due to ALLCAPCORP, LTD., CO dba Allegiance Capital Corporation (Majority Member) of $9,633 which was primarily for certain shared expenses in accordance with an Administrative Services and Expense Agreement dated January 2018. The Administrative Services and Expense Agreement provides for Allegiance Capital Corporation to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company incurred expenses totaling $5,964 for these services for the year ended December 31, 2018.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2018, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2018, the Company had net capital of $4,699 which was $301 short of its required net capital and its ratio of indebtedness to net capital was 2.2205 to 1.

Note 4 - Subsequent Events

The net capital deficiency that existed on December 31, 2018 was rectified on January 7, 2019 with a capital contribution from ALLCAPCORP, LTD. CO. On January 22, 2019, the Company notified the Securities and Exchange Commission of the deficiency and the date the Company was back in compliance.

Note 5 - Going Concern

The firm generated $0 revenue in 2018. While the firm is optimistic that it will generate sufficient revenue in 2019, it will continue to be supported by its patent entity, ALLCAPCORP, LTD. CO., through capital contributions until such time it can independently sustain its existence.

Schedule I

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 11,567
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	11,567
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(6,868)
Net capital before haircuts on securities positions	4,699
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f)	--
Net Capital	**$ 4,699**

Aggregate Indebtedness (AI)

Items included in statement of financial condition:	
Related party payables	$ 10,133
Total aggregated indebtedness	**$ 10,133**

Schedule I (continued)

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

Computation of Basic Net Capital Requirement

Minimum net capital required (AI x 0.6667))	$ 676
Minimum net capital required of broker dealer	$ 5,000
Net capital requirement (Greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum (NC – RNC)	$ (301)
Excess net capital at 1000% (NC – (.1 of AI)	$ (402)
Ratio: Aggregate indebtedness to net capital (AI/NC)	2.2205 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ACC SECURITIES, LLC
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

EXEMPTIVE PROVISIONS

The Company does not carry any customer accounts and is exempt from computing reserve requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including information relating to possession or control requirements under Rule 15c3-3. The Company operates primarily with the purpose of acting as placement agent between an unregistered/non-reporting private issuer/company and/or institutional investor(s) in selling their privately held/unregistered securities to accredited institutional investors and/or qualified institutional buyers (QIBs). The Company does not hold customer funds or safekeep customer securities.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2018

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ACC Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACC Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACC Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) ACC Securities LLC stated that ACC Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ACC Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACC Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 25, 2019

ACC Securities, LLC's Exemption Report

ACC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

For ACC Securities, LLC

I, Jason Rivera, swear and affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO and Chief Compliance Officer

February 21, 2019